EXHIBIT 1

ICAHN ENTERPRISES L.P.
767 Fifth Avenue, 47th Floor
New York, NY 10153

December 7, 2015

Via Email

The Pep Boys – Manny, Moe & Jack
3111 W Allegheny Ave.
Philadelphia, Pennsylvania 19132

Ladies and Gentlemen:

I am writing on behalf of the Board of Directors of Icahn Enterprises L.P. to make a proposal for a negotiated transaction whereby Icahn Enterprises would acquire all of the outstanding shares of common stock of The Pep Boys – Manny, Moe & Jack for $15.50 per share in cash.

This proposal is NOT subject to any due diligence, financing or antitrust conditions and we are prepared to enter immediately into the exact same merger agreement that Pep Boys executed with Bridgestone Retail Operations, LLC. In addition, we will enter into any reasonable further agreements that you may require in order to provide greater certainty of closing.

We believe our proposal is clearly superior to the $15.00 per share Bridgestone transaction and that our financial wherewithal to close expeditiously is indisputable.

We are prepared to meet with you immediately to negotiate and document this transaction. We look forward to a prompt and favorable reply.

Sincerely,

/s/ Keith Cozza
Keith Cozza
Chief Executive Officer